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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                                 TRANSALTA CORP

                            -------------------------
                                (Name of Issuer)

                                  COMMON STOCK

                        --------------------------------
                         (Title of Class of Securities)
                                    89346D107

                                ----------------
                                 (CUSIP Number)

                                   12/31/2006

            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check appropriate box to designate the rule pursuant to which this
Schedule is filed:

    [ ]   Rule 13d-1(b)

    [X]   Rule 13d-1(c)

    [_]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 89346D107                   13G                      Page 1 of 1 Pages

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1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

          Pictet Asset Management SA("PAM SA")

          The reporting person disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both managed by PAM SA.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group           (a)  [ ]
                                                                (b)  [ ]
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3    SEC Use Only
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4    Citizenship or Place of Organization
          Pictet Asset Management SA - Switzerland
--------------------------------------------------------------------------------
 Number of                  5   Sole Voting Power:
                                  Pictet Asset Management SA:
   Shares                       17,590,310
                            ----------------------------------------------------
Beneficially                6   Shared Voting Power:
                                  Pictet Asset Management SA:  None
  Owned by                  ----------------------------------------------------
                            7   Sole Dispositive Power:
    Each                          Pictet Asset Management SA:
                                17,590,310
 Reporting                  ----------------------------------------------------
                            8   Shared Dispositive Power:
Person With                       Pictet Asset Management SA:  None
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
          Pictet Asset Management SA: 17,590,310
--------------------------------------------------------------------------------
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)
          Pictet Asset Management SA:  8.7%
--------------------------------------------------------------------------------
12   Type of Reporting Person:
          Pictet Asset Management SA:  IA
--------------------------------------------------------------------------------

Item 1.

     (a)  Name of Issuer: TRANSALTA CORP

     (b)  Address of Issuer's Principal Executive Offices:

                        110 - 12th Avenue Southwest
                        BOX 1900, Station "M"
                        Calgary, AB T2P 2MI
                        CANADA

Item 2

     (a)  Names of Person Filing:

          Pictet Asset Management SA("PAM SA")

     (b)  Address of Principal Business Office or, if none, Residence:

                            Pictet Asset Management SA:

                                       60 ROUTE DES ACACIAS
                                       GENEVA 73
                                       SWITZERLAND
                                       CH-12 11

     (c)  Citizenship:

          Pictet Asset Management SA:  United Kingdom

     (d)  Title of Class Securities: COMMON STOCK

     (e)  CUSIP Number: 89346D107

Item 3. If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) or
(c), check whether the person is A

     Not applicable.

Item 4. Ownership

   The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both are managed by PAM SA.

     (a)  Amount Beneficially Owned:

               Pictet Asset Management SA: 17,590,310

     (b)  Percent of Class:

               Pictet Asset Management SA:  8.7%

      (c) Number of shares as to which such person has:

               Pictet Asset Management SA:

                    (i)  sole power to vote or to direct the vote: 17,590,310

                    (ii)  shared power to vote or to direct the vote: None

                    (iii) sole power to dispose or to direct the disposition of:
                          17,590,310

                    (iv) shared power to dispose or to direct the disposition of: None

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     See answer to Item 2 (a)

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of the Group

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date :12TH FEBRUARY 2007

                                             /s/ David Cawthrow
                                             ------------------------------
                                             David Cawthrow
                                             Chief Compliance Officer

                         AGREEMENT OF REPORTING PERSONS

            The undersigned herby agree that the foregoing Schedule 13G is filed on behalf of the undersigned.

Pictet Asset Management SA

By:/s/ David Cawthrow
   ----------------------------------------
   David Cawthrow, Chief Compliance Officer